United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2005

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___    No  X

CONTENTS
* Press Release dated April 27, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 27, 2005

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, April 27, 2005	New York Stock Exchange: MSK Bolsa Mexicana deValores: MASECAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR FIRST QUARTER 2005
(Peso amounts are stated in millions in constant terms as of March 31, 2005)
RESULTS OF OPERATIONS

1Q05 vs. 1Q04

Sales volume increased 4% to 354,000 metric tons during the quarter mainly as a result of the following::

(1) New supply agreement to government channels.
(2) Higher sales to corporate customers.
(3) Higher export sales to Gruma Corporation.

Net sales increased 5% to Ps 1,437 million, reflecting higher sales volume and, to a lesser extent, higher corn flour prices. The company implemented selective and gradual price increases throughout 2004, especially during 4Q04, the purpose of which was to offset higher energy and corn costs.

Cost of sales as a percentage of net sales improved to 72.4% compared to 73.6% as a result of the aforementioned price increases and better cost absorption. In addition, during 1Q05 the company reported lower corn costs and lower depreciation, which also contributed to this improvement. In absolute terms, cost of sales increased 3% in connection with sales volume growth.

SG&A as a percentage of net sales improved to 18.2% from 19.2% due to better expense absorption. In absolute terms, SG&A remained flat at Ps 262 million because lower advertising expenses partially offset freight expenses, which increased due to higher freight tariffs and increased sales to customers for whom the company usually pays freight.

Operating income as a percentage of net sales improved to 9.4% from 7.3% and, in absolute terms, increased 35% to Ps 135 million due to higher sales volume and the prices increases mentioned above.

Comprehensive Financing Cost, Net, resulted in income of Ps 14 million, which represented an increase of Ps 22 million. This increase comes from higher interest income in connection with higher cash balances and interest rates and lower monetary position loss due to lower inflation.

Provisions for income taxes and employees' profit sharing totaled Ps 43 million, compared to Ps 32 million in 1Q04. The Ps 11 million increase resulted from higher pretax income.

The Ps 21 million reported under extraordinary items resulted from the application of Bulletin D-3 ''Labor Liabilities'', effective January 1, 2005. Bulletin D-3 establishes rules for the calculation of the cost and liability for retirement benefit plans as well as guides for the valuation of liabilities for early reduction or extinction of benefits in a retirement plan. Bulletin D-3 also provides the requirements of valuation, presentation, and disclosure for other postretirement benefits and for severance payments at the end of the labor relationship.

Majority net income increased 23% to Ps 77 million due mainly to higher operating income, higher interest income, and lower monetary position loss. Majority net income as a percentage of net sales increased to 5.3% from 4.6%.

FINANCIAL POSITION

March 2005 vs. March 2004

On March 31, 2005, assets totaled Ps 7,454 million, 1% lower, due to reduced property, plant, and equipment as depreciation exceeded capital expenditures as well as lower corn inventories.

Total liabilities on March 31, 2005, were Ps 1,259 million, representing a decrease of 4%, due mostly to lower deferred taxes.

Stockholders' equity on March 31, 2005, was Ps 6,195 million, which stayed.

FINANCIAL RATIOS

Operational Ratios

	1Q05	4Q04	1Q04
Accounts receivable outstanding (days to sales)	53	51	46
Inventory turnover (days to cost of sales)	68	95	89
Net working capital turnover (days to sales)	100	114	114
Asset turnover (total assets to sales)	1.3	1.2	1.4

Profitability Ratios

	1Q05%	4Q04%	1Q04%
ROA	5.9	5.7	5.0
ROE	7.1	6.9	6.2
ROIC	4.0	3.8	4.3

CONFERENCE CALL
The company will hold a conference call to discuss its first quarter 2005 results on April 28, 2005, at 11:30 a.m. ET (10:30 a.m. Mexico and CT, 9:30 a.m. MT, 8:30 a.m. PT). From the United States or Canada please call (800) 930-1344; international or local callers dial (312) 461-0644; passcode: 4098212. The conference call will also be web-cast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 for international or local callers; passcode 4098212. For more details, please go to the Investor Relations page of the website. The audio web-cast will be archived on the site.

ACCOUNTING PROCEDURES
All figures have been restated in Mexican pesos of constant purchasing power as of March 31, 2005, and were prepared in accordance with Mexican generally accepted accounting principles, commonly referred to as ''Mexican GAAP''. The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

ABOUT GIMSA

Founded in 1949, GIMSA, S.A. de C.V., is the world's largest producer of corn flour. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the  MASECA® brand name. GIMSA owns 17 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.3 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CREDITS BREAKDOWN

(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS UNTIL 1 YEAR	DENOMINATED IN PESOS MORE THAN 1 YEAR	AMORTIZATION OF CREDITS IN NATIONAL ENTITIES CURRENT YEAR	NATIONAL UNTIL 1 YEAR	NATIONAL UNTIL 2 YEARS	NATIONAL UNTIL 3 YEARS	NATIONAL UNTIL 4 YEARS	NATIONAL UNTIL 5 YEARS	AMORTIZATION OF CREDITS IN FOREIGN ENTITIES CURRENT YEAR	FOREIGN UNTIL 1 YEAR	FOREIGN UNTIL 2 YEARS	FOREIGN UNTIL 3 YEARS	FOREIGN UNTIL 4 YEARS	FOREIGN UNTIL 5 YEARS
SUPPLIERS																
OTHERS	30/04/2005		39,101	-	-	12,325	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**39,101**	**0**	**0**	**12,325**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES	30/04/2005		292,803	-	-	-	-	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**292,803**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**331,904**	**0**	**0**	**12,325**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

SELLS DISTRIBUTION BY PRODUCT

DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION VOLUME	TOTAL PRODUCTION AMOUNT	NET SALES VOLUME	NET SALES AMOUNT	MARKET SHARE (%)	MAIN TRADEMARKS	MAIN COSTUMERS
	-	-	-	-	-		TORTILLA SHOP
CORN FLOUR &	351,186	1,039,760	345,573	1,417,650	75	MASECA	SUPER MARKET
TORTILLA	-	-	-	-	-		
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
TOTAL		1,039,760		1,417,650			

FOREIGN SELL

MAIN PRODUCT	NET SALES VOLUME	NET SALES AMOUNT	DESTINATION	MAIN TRADEMARKS	MAIN COSTUMERS
-	-	-	-	-	-
CORN FLOUR	4,960	18,942	EEUU	MASECA	AZTECA MILLING, CO
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		18,942			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES PORTION	PORTION	MEXICAN	SUBSCRIPTION	CAPITAL STOCK (Thousands of Pesos) FIXED	VARIABLE
A			504,150,300		504,150,300		100,830	
B			414,254,700			414,254,700	82,851	
TOTAL			**918,405,000**	**0**	**504,150,300**	**414,254,700**	**183,681**	**0**

ADR'S: 15 ORDINARY SHARES TO 1 ADR'S

April 27, 2005

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Senior Corporate Controller, respectively, of GRUPO INDUSTRIAL MASECA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Senior Corporate Controller